Exhibit 99.1

Autohome Inc. Announces Unaudited First Quarter Ended March 31, 2017 Financial Results

Net Revenues Increased 23.3% Year-over-Year to RMB1.3 Billion

Net Income Attributable to Autohome Inc. Increased 33.8% Year-over-Year to RMB327.4 Million

BEIJING, May 10, 2017 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights1

•	Net Revenues increased 23.3% year-over-year to RMB1,348.4 million ($195.9 million).

•	Net Income attributable to Autohome Inc. increased 33.8% year-over-year to RMB327.4 million ($47.6 million).

•	Net Cash Provided by Operating Activities was RMB495.2 million ($71.9 million), an increase of 205.4% year-over-year.

First Quarter 2017 Operational Highlights

•	Continued Focus on Mobile Traffic: During the first quarter of 2017, the number of average daily unique visitors who accessed the Company’s mobile websites and mobile applications reached 10.1 million and 8.2 million, respectively. Combined, this represents a 23% increase in the total number of average daily unique visitors on mobile platforms compared with first quarter of 2016. Average time spent on the Company’s primary mobile application was 18 minutes per day during the first quarter of 2017.

•	Successful Launch of Augmented Reality Showroom during March Auto Festival: The Company launched an Augmented Reality Automobile Showroom during its March Auto Festival which spanned from March 17 to 22, 2017 to enhance user engagement and interaction. Leveraging this successful launch, Autohome plans to further expand the use of augmented reality technology during its June Auto Festival by inviting more automakers to promote their products.

•	Asset-Light Vehicle E-commerce Platform Business Model: The Company’s strategic change to become an asset-light vehicle e-commerce platform remains on track. Autohome sold 3,658 vehicles from its direct sales inventory during the first quarter of 2017.

Mr. Yan Kang, President of Autohome, stated, “We started off the year strongly with better-than-expected financial and operational results. Revenue growth from our core media and leads generation services increased 27.8% year-over-year, primarily driven by solid growth in mobile traffic and our continued gain in market share for online advertising spending, which demonstrates Autohome’s leading market position and brand recognition among consumers as well as our unrivaled advantage in leads generation. While our progress so far is very encouraging, we still have a lot of work ahead of us, particularly when it comes to growing our community, efficiently connecting consumers throughout the automobile ownership cycle, facilitating transactions, strengthening our core competitive position, and expanding the scale of our automotive ecosystem using big data analysis and technology.”

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.8832 on March 31, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Mr. Julian Wang, Chief Financial Officer, added, “We delivered an excellent quarter as we continued to gain top-line growth momentum which surpassed our original guidance. We also saw a solid improvement in our profitability despite the effects of seasonality. This reflects the success of our strategy to remain at the forefront of the industry in terms of user engagement, technology advancement, brand recognition, and commitment to our partners. Looking towards the rest of 2017, we are committed to further driving the growth and profitability of our core media platform and leads generation business, as well as further developing our value-enabling transactions and services. We will continue to enhance our value propositions to consumers, automakers and dealer clients in order to further strengthen the foundation of our business.”

Overview of Key Financial Results for First Quarter 2017

Key Financial Results

(In RMB Millions except for per share data)	1Q2016	1Q2017	% Change
Net Revenues	1,093.5	1,348.4	23.3%
Net Income attributable to Autohome Inc.	244.7	327.4	33.8%
Adjusted Net Income attributable to Autohome Inc.[2]	294.4	367.2	24.7%
Diluted Earnings Per Share[3]	2.11	2.80	32.7%
Net Cash Provided by Operating Activities	162.2	495.2	205.4%

Unaudited First Quarter 2017 Financial Results

Net Revenues

Net revenues increased 23.3% to RMB1,348.4 million ($195.9 million) from RMB1,093.5 million in the corresponding period of 2016. The increase was mainly due to a 27.8% increase in revenues from media and leads generation services.

•	Media services revenues increased 17.2% to RMB518.1 million ($75.3 million) from RMB442.1 million in the corresponding period of 2016. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to the Company’s online advertising and marketing channels.

[2]	Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

•	Leads generation services revenues increased 40.1% to RMB538.0 million ($78.2 million) from RMB384.1 million in the corresponding period of 2016. The increase was primarily attributable to a 26.0% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services. .

•	Online marketplace revenues were RMB292.3 million ($42.5 million) compared to RMB267.3 million in the corresponding period of 2016. In the first quarter of 2017, the Company sold 3,658 vehicles and generated RMB275.1 million ($40.0 million) in direct vehicle sales revenues, which accounted for 94.1% of online marketplace revenues. This is in line with the Company’s strategy to de-emphasize direct vehicle sales and focus more on transaction facilitation.

Cost of Revenues

Cost of revenues increased 16.0% to RMB444.6 million ($64.6 million) from RMB383.4 million in the corresponding period of 2016, primarily due to an increase in cost of goods sold related to direct vehicle sales and an increase in valued-added tax and surcharges along with the increase in revenue. In addition, cost of revenues included share-based compensation expenses of RMB4.1 million ($0.6 million) during the first quarter of 2017, compared to RMB2.0 million for the corresponding period of 2016.

Operating Expenses

Operating expenses increased 7.7% to RMB556.4 million ($80.8 million) from RMB516.6 million in the corresponding period of 2016. This increase was mainly due to increases in product development expenses as the Company continues to reinvest in future growth opportunities.

•	Sales and marketing expenses decreased 6.9% to RMB306.3 million ($44.5 million) from RMB329.1 million in the corresponding period of 2016. This decrease was primarily due to decreased investment in certain online marketing channels and decreased offline execution and promotional expenses related to the new vehicle transaction business. Sales and marketing expenses for the first quarter of 2017 included share-based compensation expenses of RMB10.7 million ($1.6 million), compared with RMB11.1 million in the corresponding period of 2016.

•	General and administrative expenses decreased 16.2% to RMB60.4 million ($8.8 million) from RMB72.0 million in the corresponding period of 2016. The decrease was primarily attributable to decreases in general expenses for corporate functions. General and administrative expenses for the first quarter of 2017 included share-based compensation expenses of RMB9.3 million ($1.4 million), compared with RMB24.8 million in the corresponding period of 2016.

•	Product development expenses increased 64.3% to RMB189.7 million ($27.6 million) from RMB115.5 million in the corresponding period of 2016. This increase was primarily attributable to an increase in salaries and benefits associated with growth in product development headcount, which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Product development expenses for the first quarter of 2017 included share-based compensation expenses of RMB14.5 million ($2.1 million), compared with RMB10.8 million in the corresponding period of 2016.

Operating Profit

Operating profit increased 79.6% to RMB347.3 million ($50.5 million) from RMB193.4 million in the corresponding period of 2016.

Income tax (expense)/benefit

There was an income tax expense of RMB68.8 million ($10.0 million) in the first quarter of 2017, compared to income tax benefit of RMB33.1 million in the corresponding period of 2016. The income tax benefit in the first quarter of 2016 was derived from change in the enacted tax rate of one of Autohome’s subsidiaries which resulted in tax benefit of RMB69.4 million being recorded in the first quarter of 2016.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 33.8% to RMB327.4 million ($47.6 million) from RMB244.7 million in the corresponding period of 2016. Basic and diluted earnings per share and per ADS (“EPS”) were RMB2.83 ($0.41) and RMB2.80 ($0.41), respectively, compared with basic and diluted EPS in the corresponding period of 2016 of RMB2.16 and RMB2.11, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 24.7% to RMB367.2 million ($53.3 million) from RMB294.4 million in the corresponding period of 2016. Non-GAAP basic and diluted EPS were RMB3.18 ($0.46) and RMB3.13 ($0.45), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2016 of RMB2.60 and RMB2.54, respectively.

Balance Sheet and Cash Flow

As of March 31, 2017, the Company had cash and cash equivalents and short-term investments of RMB6,189.9 million ($899.3 million) . Net cash provided by operating activities in the first quarter of 2017 was RMB495.2 million ($71.9 million), a substantial increase compared with RMB162.2 million in the corresponding period of 2016, primarily attributable to the positive cash flow from direct vehicle sales model associated with inventory clearance and part of the Company’s shift in focus towards an asset-light automobile e-commerce platform.

Employees

The Company had 3,745 employees as of March 31, 2017.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,405 million ($204.1 million) to RMB1,437 million ($208.8 million) in the second quarter of fiscal year 2017, representing a 1.9% to 4.3% year-over-year increase. This quarter also marks the end of our buyout clean-up effort.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, May 10, 2017 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Domestic:	400-120-0539
United Kingdom:	0800-015-9725
International:	+1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 9616672.

A replay of the conference call may be accessed by phone at the following numbers until May 17, 2017:

United States:	+1-866-846-0868
International:	+61-2-9641-7900
Passcode:	9616672

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended March 31,
	2016	2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	442,130	518,072	75,266
Leads generation services	384,054	537,987	78,159
Online marketplace	267,277	292,302	42,466

Total net revenues	1,093,461	1,348,361	195,891

Cost of revenues	(383,390)	(444,593)	(64,591)

Gross profit	710,071	903,768	131,300

Operating expenses:
Sales and marketing expenses	(329,127)	(306,328)	(44,504)
General and administrative expenses	(72,017)	(60,381)	(8,772)
Product development expenses	(115,490)	(189,726)	(27,564)

Operating profit	193,437	347,333	50,460

Interest income	18,824	38,890	5,650
Loss from equity method investments	(1,629)	(2,619)	(380)
Other income, net	936	10,116	1,470

Income before income taxes	211,568	393,720	57,200

Income tax (expense)/benefit	33,083	(68,785)	(9,993)

Net income	244,651	324,935	47,207

Net loss attributable to noncontrolling interests	—	2,482	361
Net income attributable to Autohome Inc.	244,651	327,417	47,568
Earnings per share for ordinary shares
Basic	2.16	2.83	0.41
Diluted	2.11	2.80	0.41
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	113,321,719	115,578,134	115,578,134
Diluted	115,689,256	117,132,322	117,132,322
Other comprehensive income attributable to Autohome Inc., net of tax of nil
Foreign currency translation adjustments	(4,843)	(5,488)	(797)

Comprehensive income attributable to Autohome Inc.	239,808	321,929	46,771

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended March 31,
	2016	2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	244,651	327,417	47,568
Plus: income tax expense/(benefit)	(33,083)	68,785	9,993
Plus: depreciation of property and equipment	15,361	19,616	2,850
Plus: amortization of intangible assets	1,138	1,145	166

EBITDA	228,067	416,963	60,577

Plus: share-based compensation expenses	48,629	38,653	5,616

Adjusted EBITDA	276,696	455,616	66,193

Net income attributable to Autohome Inc.	244,651	327,417	47,568
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,138	1,138	165
Plus: share-based compensation expenses	48,629	38,653	5,616

Adjusted Net Income attributable to Autohome Inc.	294,418	367,208	53,349

Non-GAAP Earnings per share for ordinary shares
Basic	2.60	3.18	0.46
Diluted	2.54	3.13	0.45

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	113,321,719	115,578,134	115,578,134
Diluted	115,689,256	117,132,322	117,132,322

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,293,911	1,594,285	231,620
Restricted cash	9,319	—	—
Short-term investments	2,430,091	4,595,573	667,651
Accounts receivable, net	1,205,924	1,069,565	155,388
Inventories, net	95,617	32,880	4,777
Amounts due from related parties, current	20,451	12,046	1,750
Prepaid expenses and other current assets	377,219	329,498	47,870

Total current assets	7,432,532	7,633,847	1,109,056

Non-current assets:
Property and equipment, net	134,574	146,889	21,340
Goodwill and intangible assets, net	1,533,945	1,532,801	222,687
Long-term investments	134,466	131,848	19,155
Deferred tax assets, non-current	121,663	130,099	18,901
Other non-current assets	34,846	44,122	6,410

Total non-current assets	1,959,494	1,985,759	288,493

Total assets	9,392,026	9,619,606	1,397,549

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	1,151,547	1,004,946	146,001
Advance from customers	75,882	45,962	6,677
Deferred revenue	1,012,143	1,085,589	157,716
Notes payable	31,063	—	—
Income tax payable	256,775	287,065	41,705
Amounts due to related parties	16,630	17,899	2,600

Total current liabilities	2,544,040	2,441,461	354,699

Non-current liabilities:
Other liabilities	34,977	34,977	5,082
Deferred tax liabilities	461,796	429,259	62,363

Total non-current liabilities	496,773	464,236	67,445

Total liabilities	3,040,813	2,905,697	422,144

Equity:
Total Autohome Inc. Shareholders’ equity	6,360,404	6,725,582	977,101
Noncontrolling interests	(9,191)	(11,673)	(1,696)

Total equity	6,351,213	6,713,909	975,405

Total liabilities and equity	9,392,026	9,619,606	1,397,549